UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended	June 30, 2026

Alternative Ballistics Corporation

(Exact name of issuer as specified in its charter)

Nevada	85-2764555
State or other jurisdiction	(I.R.S. Employer
of incorporation or organization	Identification No.)

5940 S. Rainbow Blvd., Las Vegas, Nevada 89118

(Full mailing address of principal executive offices)

(619) 326-4411

(Issuer’s telephone number, including area code)

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes. The information contained herein contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed. Except as otherwise required by federal securities laws, we do not expect to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Overview

Alternative Ballistics Corporation, a Nevada corporation (“ABC” or the “Company”) was formed on August 27, 2020 for the purpose of acquiring Alternative Ballistics, L.P. (“LP”), a California limited partnership. Our corporate office is in Las Vegas, Nevada.

We are in the Less Lethal Ammunition (“LLA”) market of the law enforcement industry. This is a niche market with multiple tools and options available to law enforcement personnel for the deployment of various types of ammunition designed to temporarily incapacitate, stun, or cause temporary discomfort to a person without penetrating the body. Less-lethal technologies are continuously evolving, and law enforcement agencies are generally open to reviewing data, scheduling demonstrations, or procuring ammunition samples to conduct their own internal testing, which is influencing the growth of the LLA global market.

Our immediate plan of operations includes additional rounds of ballistics testing, the launch of domestic pilot programs, securing our first international contracts, and research and development on the consumer version of our current product for the commercial market. We intend to penetrate domestic and foreign professional markets by continuing to introduce The Alternative® to law enforcement agencies and private security companies and other federal agencies. We hope to expand our presence in the professional markets and introduce our consumer version to the commercial market and continue to expand operations domestically and internationally. We anticipate that our training program will constitute our largest and most complex operation, as it will entail sending training teams throughout the country and eventually the globe on multiple day trips to conduct presentations, demonstrations, and training programs. This will involve traveling with weapons, inventory, and custom gear including custom targets and stands. Our training program will likely be the area where we will most need to expand our operations by bringing on new trainers who are professionals in the field of law enforcement. We can make no assurances that our plan of operation will succeed according to projections and expectations.

Recent Developments

Issuance of Convertible Note and Warrant

On August 19, 2026, the Company issued a secured convertible promissory note with a principal amount of $165,000 for gross proceeds of $150,000, reflecting an original issue discount of $15,000. The note bears interest at 12% per annum and matures on August 19, 2027. The outstanding principal and accrued interest are convertible into shares of the Company’s common stock at a conversion price equal to a 35% discount to the market price at the time of conversion. In connection with the issuance of the note, the Company agreed to issue warrants to purchase up to 166,667 shares of common stock at an exercise price of $5.00 per share. In addition, the Company paid $10,000 of debt issuance costs related to due diligence and legal fees of the lender.

Increase in Authorized Common Stock

On September 10, 2026, the Company’s board of directors approved for the Company to amend its Articles of Incorporation to increase the number of authorized shares of common stock from 50,000,000 shares to 200,000,000 shares. This was approved by the Company’s stockholders on September 14, 2026 and the charter amendment was declared effective by the Nevada Secretary of State on September 15, 2026.

2

Results of Operations for the Six Months Ended June 30, 2026 Compared to the Six Months Ended June 30, 2025

Revenue

Revenue for the six months ended June 30, 2026 were approximately $0.0003 million compared to $0.0046 million for the six months ended June 30, 2025. The decrease of approximately $0.004 million in gross revenues primarily relates to less equipment sold for demonstration purposes.

General and Administrative Expenses

General and administrative expenses for the six months ended June 30, 2026 were approximately $1.18 million compared to approximately $38.66 million for the six months ended June 30, 2025. The decrease of approximately $37.5 million in general and administrative expenses primarily relates to lower stock based compensation for services.

Sales and Marketing Expenses

Sales and marketing expenses for the six months ended June 30, 2026 were approximately $0.08 million compared to approximately $0.28 million for the six months ended June 30, 2025. Sales and marketing expenses primarily relates to consulting, media campaigns, trade shows, and demonstrations.

Professional Fees

Professional fees for the six months ended June 30, 2026 were approximately $0.14 million compared to approximately $0.12 million for the six months ended June 30, 2025. The increase of approximately $0.02 million in professional fees primarily relates to higher legal and investor relations services.

Research and Development Expenses

Research and development expenses for the six months ended June 30, 2026 were $0 million compared to approximately $0.0007 million for the six months ended June 30, 2025. The decrease of approximately $0.0007 million in research and development expenses in 2026 from 2025 primarily relates to a reduction in ballistics development testing

Interest Expense

Interest expense for the six months ended June 30, 2026 and 2025 was approximately $0.36 million and $0.22 million respectively, and the increase of approximately $0.14 million was primarily related to interest on the convertible notes issued during the first quarter of 2026 and during 2025. Also, financing costs of warrants related to the convertible notes. Going forward, we expect an increase in our interest expense because of the interest on existing debt.

Loss on embedded derivatives related to convertible notes and warrant

For the six months ended June 30, 2026, the Company recognized a loss of approximately $1.7 million related to the initial recognition and subsequent change in fair value of embedded derivatives associated with certain convertible notes and a warrant issued to lenders, compared to $0 for the six months ended June 30, 2025. The loss for the six months ended June 30, 2026 resulted from the initial recognition and subsequent remeasurement of the embedded derivatives at fair value during the period. The resulting expense was non-cash and did not affect the Company’s cash flows from operations.

Operating Activities

During the six months ended June 30, 2026, operating activities used approximately $0.7 million of cash, primarily resulting from our net loss of approximately $3.4 million, partially offset by a loss on embedded derivatives related to convertible notes and warrant of $1.7 million, stock-based compensation of approximately $0.2 million, amortization of debt issuance costs of $0.3 million and an increase in accounts payable and accrued expenses of $0.2 million.

During the six months ended June 30, 2025, operating activities used approximately $0.8 million of cash, primarily resulting from our net loss of approximately $39.3 million, partially offset by stock-based compensation of approximately $32.8 million, loss on deferred compensation settlement of $4.8 million, amortization of debt issuance costs of $0.4 million and an increase in accounts payable and accrued expenses of $0.3 million.

3

Financing Activities

During the six months ended June 30, 2026, net cash provided by financing activities was approximately $0.7 million, consisting primarily of net proceeds from convertible notes payable of $0.7 million.

During the six months ended June 30, 2025, net cash provided by financing activities was approximately $0.5 million, consisting of proceeds from a convertible note payable of $0.45 million and proceeds from the sale of common stock of $0.09 million.

Funding Requirements

We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we advance our management team, marketing, and research and development.

Until such time, if ever, as we can generate substantial product revenue, we expect to finance our operations through a combination of equity offerings and debt financing. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interests of our existing stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of such stockholders. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making acquisitions or capital expenditures, or declaring dividends.

Liquidity and Capital Resources

As indicated in the accompanying financial statements, we had an accumulated deficit of approximately $103.1 million as of June 30, 2026. We incurred a net loss of approximately $3.4 million and cash outflows from operations of approximately $0.7 million for the six months ended June 30, 2026. We incurred a net loss of approximately $39.3 million and cash outflows from operations of approximately $0.8 million for the six months ended June 30, 2025. We expect to continue to incur significant costs in the pursuit of our business plans. We cannot assure you that our plans to raise capital or to complete our research and development activities and commercialize our products will be successful. These factors, among others, raise substantial doubt about our ability to continue as a going concern.

Since our inception, we have incurred significant operating losses. We expect to incur significant expenses and operating losses for the foreseeable future. To date, we have funded our operations with proceeds from sales of common stock and borrowings under convertible promissory notes. As of June 30, 2026, we had cash and cash equivalents of approximately $0.04 million.

Our short-term material cash requirements are approximately $6.5 million, which we expect can provide us with one year of operating capital and payment of debt obligations. Our long-term material cash requirements are approximately $12.0 million, which we expect can provide us with five years of operating capital and payment of debt obligations. The anticipated source of funds to satisfy our cash requirements are through equity investments.

Critical Accounting Policies

See Note 2 in our Financial Statements for our Significant Accounting Policies.

4

Revenue Recognition

We generate revenue through the distribution of our products and accessories to dealers/distributors, security companies, and law enforcement agencies. Revenue is recognized upon transfer of control of goods to the customer, which generally occurs when title to goods is passed and risk of loss transfers to the customer. Depending on the contract terms, transfer of control is upon shipment of goods to or upon the customer’s pick-up of the goods.

We recognize revenue in accordance with ASC 606, Revenue from Contracts with Customers, which requires that five basic criteria be met before revenue can be recognized: (i) identify the contract with the customer; (ii) identity the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price; and (v) recognize revenue when or as the entity satisfied a performance obligation.

Stock Based Compensation

We follow the fair value recognition provisions issued by the Financial Accounting Standards Board (“FASB”) in Accounting Standards Codification (“ASC”) Topic 718, Stock Compensation (“ASC 718”) Compensation – Stock Compensation.

The Company issues stock options and warrants, shares of common stock and restricted stock units as share-based compensation to employees and non-employees. Share-based compensation cost is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the requisite service period. Recognition of compensation expense for non-employees is in the same period and manner as if the Company had paid cash for services. Forfeitures are accounted for as they occur. The fair value of restricted stock units is determined based on the number of shares granted and the quoted price of our common stock and is recognized as expense over the service period. We also use Black-Scholes option pricing model for the purpose of estimating the fair value of options and warrants. Changes in our Black-Scholes assumptions, or if we were to utilize an alternative method for valuing options or warrants issued to our vendors, could impact our expense and our results of operations.

Off-Balance Sheet Arrangements

During the periods presented, we did not have and we do not currently have any off-balance sheet arrangements, as defined in the rules and regulations of the Commission.

Working Capital Loan

We have entered into the following Working Capital Loans to Solyco in order to fund our working capital needs:

On August 2, 2024, we borrowed $1 million in promissory note, which has an interest rate of 18% and matured on December 31, 2025.

On January 28, 2025, we borrowed $500,000 in promissory note, which has an interest rate of 18% and matured on December 31, 2025.

On July 22, 2025, we borrowed $300,000 in promissory note which has an interest rate of 18% and matured on April 22, 2026.

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In connection with the Working Capital Loan, we also issued to Solyco warrants to purchase shares of our common stock equal to the number of shares that Solyco would receive assuming full conversion of the Note (the “Warrant”). The Warrants have an exercise price equal to the lower of: (i) $5.00 or (ii) a 50% discount to the “Qualified Offering Price,” as defined therein, and a term of five years.

The above summary of our Working Capital Loan is qualified in its entirety by reference to the full text of the Loan Agreement, Promissory Note, and Warrant which are filed as exhibits to the registration statement of which this prospectus forms a part.

We have issued the following additional loans since January 1, 2026 to other lenders:

On January 29, 2026 the Company issued a convertible note in the amount of $50,000. The note bears interest at 18% and matures on October 29, 2026. The principal balance and accrued interest are convertible at a conversion price of $1.00. In connection with the note the company issued warrants convertible to 50,000 shares of common stock. The exercise price of the warrants issued with this convertible is $1.00 per share.

On February 2, 2026 the Company issued a convertible note in the amount of $50,000. The note bears interest at 18% and matures on November 2, 2026. The principal balance and accrued interest are convertible at a conversion price of $1.00. In connection with the note the company issued warrants convertible to 50,000 shares of common stock. The exercise price of the warrants issued with this convertible is $1.00 per share.

On March 13, 2026, the Company issued a secured convertible promissory note with a principal amount of $550,000 for gross proceeds of $500,000, reflecting an original issue discount of $50,000. The note bears interest at 12% per annum and matures on March 13, 2027. The outstanding principal and accrued interest are convertible into shares of the Company’s common stock at a conversion price equal 65% of the market price at the time of conversion. In connection with the issuance of the note, the Company agreed to issue warrants to purchase up to 166,667 shares of common stock at an exercise price of $5.00 per share. In addition, the Company paid $30,000 of debt issuance costs related to due diligence and legal fees of the lender.

On June 26, 2026, the Company issued a convertible grid promissory note with an aggregate principal amount of $550,000 for gross proceeds of $500,000, reflecting an original issue discount of $50,000. The note bears interest at 10% per annum. As of June 30, 2026, $0.3 million in gross proceeds have been funded to date. The outstanding principal and accrued interest are convertible into shares of the Company’s common stock at a conversion price equal to the lesser of (i) $0.05 and (ii) 65% of the average of the lowest intraday trading prices during the 10 (ten) days prior to the day that the lender requests conversion.

On June 26, 2026, the Company issued an additional convertible grid promissory note with an aggregate principal amount of $550,000 for gross proceeds of $500,000, reflecting an original issue discount of $50,000. The notes bear interest at 10% per annum. As of June 30, 2026, $0.3 million in gross proceeds have been funded to date. The outstanding principal and accrued interest are convertible into shares of the Company’s common stock at a conversion price equal to the lesser of (i) $0.05 and (ii) 65% of the average of the lowest intraday trading prices during the 10 (ten) days prior to the day that the lender requests conversion.

On August 19, 2026, the Company issued a secured convertible promissory note with a principal amount of $165,000 for gross proceeds of $150,000, reflecting an original issue discount of $15,000. The note bears interest at 12% per annum and matures on August 19, 2027. The outstanding principal and accrued interest are convertible into shares of the Company’s common stock at a conversion price equal to 65% of the market price at the time of conversion. In connection with the issuance of the note, the Company agreed to issue warrants to purchase up to 166,667 shares of common stock at an exercise price of $5.00 per share. In addition, the Company paid $10,000 of debt issuance costs related to due diligence and legal fees of the lender.

Changes In And Disagreements With Accountants On Accounting And Financial Disclosure

None.

Item 2.	Other Information

None.

6

Item 3.	Financial Statements

Alternative Ballistics Corporation

Balance Sheets

	June 30, 2026	December 31, 2025
	(Unaudited)	(audited)
ASSETS
Current assets
Cash	$37,710	$4,116
Inventory	19,695	20,327
Prepaid expenses & Other current assets	121,142	23,449
Total current assets	178,547	47,892

Other Assets
Fixed Assets, net	3,625	5,078
Total other assets	3,625	5,078

Total assets	$182,172	$52,970

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities
Accounts payable	404,733	527,835
Accrued liabilities	792,213	551,281
Interest payable	395,138	307,275
Convertible notes payable - short term, net of debt discount	1,984,028	1,727,633
Embedded derivative liability	1,532,480	-
Related party convertible notes payable	1,050,000	40,000

Total current liabilities	6,158,592	3,154,024

Derivative liability – warrant	743,655	-
Related party convertible notes payable - long term	-	1,000,000
Total long-term liabilities	743,655	1,000,000

Total liabilities	6,902,247	4,154,024

Stockholders’ deficit
Preferred stock, $0.001 par value, 400,000 shares authorized, 400,000 and 400,000 shares issued and outstanding as of December 31, 2025 and December 31, 2023, respectively	400	400
Common stock, $0.001 par value, 50,000,000 shares authorized, 32,053,784 and 31,776,245 shares issued and outstanding as of June 30, 2026 and December 31, 2025, respectively	32,065	31,787
Additional paid in capital	96,211,889	95,447,597
Subscription payable	100,000	50,000
Accumulated deficit	(103,064,429)	(99,630,838)
Total stockholders’ deficit	(6,720,075)	(4,101,054)

Total liabilities and stockholders’ deficit	$182,172	$52,970

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Alternative Ballistics Corporation

Unaudited Statements of Operations

	For the Six Months Ended
	June 30, 2026	June 30, 2025

Revenue	$300	$4,600
Less: Cost of Sales	29	1,469
Gross Margin	271	3,131

Operating expenses
General and Administrative	1,180,474	38,658,630
Sales and marketing	76,729	278,442
Professional fees	138,353	118,546
Research and development	-	666
Total operating expenses	1,395,556	39,056,284

Loss from operations	(1,395,285)	(39,053,153)

Other expenses
Interest expense	(362,172)	(215,823)
Loss on embedded derivatives related to convertible notes and warrant	(1,676,135)	-
Total other expenses	(2,038,307)	(215,823)

Net loss before tax provision	(3,433,591)	(39,268,975)
Tax provision	-	-
Net loss	$(3,433,591)	$(39,268,975)

Net loss per common share - basic and diluted	$(0.11)	$(1.36)

Weighted average number of common shares outstanding - basic and diluted	31,996,554	28,941,505

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Alternative Ballistics Corporation

Unaudited Statements of Stockholders’ Deficit

For the Six Months Ended June 30, 2026 and 2025

	Series A Preferred Stock		Common Stock		Additional Paid-in	Subscriptions	Accumulated	Stockholder’s
	Shares	Amount	Shares	Amount	Capital	Payable	Deficit	Deficit
Balance, December 31, 2025	400,000	$400	31,776,245	$31,787	$95,447,597	$50,000	$(99,630,838)	$(4,101,054)

Shares issued for cash, net of offering cost	-	-	3,500	3	6,997	-	-	7,000
Shares issued for services	-	-	274,039	273	562,227	50,000	-	612,500
Imputed interest on notes payable - related party	-	-			135,339	-	-	135,339
Fair value of warrants issued on debt discount	-	-	-	-	59,729			59,729
Net loss	-	-	-	-	-	-	(3,433,591)	(3,433,591)
Balance, June 30, 2026	400,000	$400	32,053,784	$32,065	$96,211,889	$100,000	$(103,064,429)	$(6,720,075)

	Series A Preferred Stock		Common Stock		Additional Paid-in	Subscriptions	Accumulated	Stockholder’s
	Shares	Amount	Shares	Amount	Capital	Payable	Deficit	Deficit
Balance, December 31, 2024	400,000	$400	27,942,806	$27,953	$56,077,950	$-	$(58,527,121)	$(2,420,818)

Shares issued for cash, net of offering cost	-	-	8,650	9	86,491	-	-	86,500
Shares issued for services	-	-	65,700	66	656,934	-	-	657,000
Shares issued for conversion of deferred compensation			547,887	548	5,478,324	-	-	5,478,872
Shares issued for services, related party	-	-	811,000	811	8,109,189	-	-	8,110,000
Shares issued for extension of note payable-related party	-	-	2,400,000	2,400	23,997,600	-	-	24,000,000
Stock compensation for stock options	-	-	-	-	59,846	-	-	59,846
Imputed interest on notes payable - related party	-	-	-	-	116,596	-	-	116,596
Revaluation of warrant	-	-	-	-	14,126	-	-	14,126
Fair value of warrants issued on debt discount	-	-	-	-	282,118	-	-	282,118
Net loss	-	-	-	-	-	-	(39,268,975)	(39,268,975)
Balance, June 30, 2025	400,000	$400	31,776,043	$31,787	$94,879,174	$-	$(97,796,096)	$(2,884,735)

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Alternative Ballistics Corporation

Unaudited Statements of Cash flows

	For the Six Months Ended
	June 30, 2026	June 30, 2025
Cash Flows from Operating Activities
Net loss	$(3,433,591)	$(39,268,975)

Stock based compensation	458,335	716,846
Stock based compensation, related party	50,000	8,110,000
Stock based compensation for extension of convertible note payable, related party	-	24,000,000
Stock based compensation, loss on conversion of deferred compensation	-	4,820,937
Amortization of debt issuance costs	312,124	419,935
Loss on change of fair value of derivative – warrant	611,340	-
Loss on initial recognition and fair value adjustment of embedded derivative	1,064,795	-
ROU asset	-	31,079
ROU liability	-	(31,826)
Depreciation	1,452	1,926
Imputed interest	135,339	116,596

Changes in assets and liabilities:
Prepaid expenses and other current assets	(4,484)	(2,664)
Inventory	632	3,204
Accounts payable and accrued liabilities	150,652	328,003
Net cash used in operating activities	(653,406)	(754,939)

Cash Flows from Investing Activities:
Purchase of fixed assets	-	(1,691)
Net cash used in investing activities	-	(1,691)

Cash Flows from Financing Activities:
Proceeds from convertible notes payable – related party	10,000	-
Proceeds from convertible notes payable, net	670,000	450,000
Proceeds from sale of common stock	7,000	86,500
Net cash provided by financing activities	687,000	536,500

Net (decrease) increase in cash	33,594	(220,130)

Cash, beginning of period	4,116	234,907

Cash, end of period	$37,710	$14,777

Supplemental disclosure of cash flow information
Cash paid for interest	$171,353	$11,567

SUPPLEMENTARY DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

Common stock issued for prepaid consulting services	$562,500	$-
Debt discount – contractual interest payable	$66,000	$-
Embedded derivative liability – warrant	$743,655	$-
Embedded derivative liability – convertible notes	$1,532,480	$-
Deferred compensation exchanged for stock	$-	$657,935
Warrant issued on convertible note payable (debt discount)	$59,729	$282,118

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1.	ORGANIZATION AND BUSINESS OPERATIONS

Alternative Ballistics Corporation (the “Company”) was incorporated in the State of Nevada on August 27, 2020. Our offices are located at 5940 S. Rainbow Blvd, Las Vegas, NV 89118.

Alternative Ballistics Corporation is a next generation less-lethal technology company. It is a new venture, which specializes in the production and distribution of a less-lethal impact munition known as “The Alternative® - to Lethal Force” designed for the law enforcement industry.

Basis of Presentation

The accompanying financial statements represent the results of operations, financial position and cash flows of Alternative Ballistics Corporation. prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Management evaluated all relevant conditions and events that are reasonably known or reasonably knowable, in the aggregate, as of the date the financial statements are issued and determined that substantial doubt exists about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent on the Company’s ability to generate revenues and raise capital. The Company has not generated sufficient revenues to provide sufficient cash flows to enable the Company to finance its operations internally. As of June 30, 2026 and December 31, 2025, the Company had $37,710 and $4,116 cash on hand, respectively. At June 30, 2026 and December 31, 2025, the Company has an accumulated deficit of $103,064,429 and $99,630,838, respectively. For the six months ended June 30, 2026, the Company had a net loss and cash used in operations of $3,433,591 and $653,406, respectively. For the twelve months ended December 31, 2025, the Company had a net loss and cash used in operations of $41,103,717 and $1,157,600, respectively. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

Over the next twelve months management intends to raise additional capital through debt and equity financing in order to promote and sell its products. If the Company fails to obtain additional capital the Company may be forced to scale back or discontinue its operations. However, there is no guarantee the Company will raise capital to continue operations. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The unaudited financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). In the opinion of management, these unaudited interim financial statements reflect all adjustments, consisting of normal recurring adjustments, which are necessary to present fairly, in all material respects, the Company’s financial position, results of operations, cash flows and changes in equity as of June 30, 2026, and for the six months ended June 30, 2026 and 2025. These unaudited financial statements do not include certain information and footnote disclosures as required by U.S. GAAP for complete annual financial statements. These financial statements should be read in conjunction with the audited financial statements for the fiscal year ended December 31, 2025 and 2024.

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Reclassifications

Certain prior year amounts have been reclassified for consistency with the current period presentation. These reclassifications had no effect on the reported results of operations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and also requires disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Company measures fair value in accordance with Accounting Standards Codification (“ASC”) 820 – Fair Value Measurements. ASC 820 defines fair value and establishes a three-level valuation hierarchy for disclosures of fair value measurements. ASC 820 establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. To increase consistency and comparability in fair value measurements and related disclosures, ASC 820 establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three (3) broad levels. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three (3) levels of fair value hierarchy defined by ASC 820 are:

Level 1 — Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2 — Inputs (other than quoted market prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.

Level 3 — Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model. Valuation of instruments includes unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

As defined by ASC 820, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale, which was further clarified as the price that would be received to sell an asset or paid to transfer a liability (“an exit price”) in an orderly transaction between market participants at the measurement date.

The reported fair values for financial instruments that use Level 2 and Level 3 inputs to determine fair value are based on a variety of factors and assumptions. Accordingly, certain fair values may not represent actual values of the Company’s financial instruments that could have been realized as of June 30, 2026 and December 31, 2025 or that will be recognized in the future, and do not include expenses that could be incurred in an actual settlement. The carrying amounts of the Company’s financial assets and liabilities, such as cash, prepaid expenses, inventory, accounts payable and accrued liabilities, and related party and third-party notes payables approximate fair value due to their relatively short maturities. The Company’s notes payable to related parties approximates the fair value of such instrument based upon management’s best estimate of terms that would be available to the Company for similar financial arrangements at June 30, 2026 and December 31, 2025.

The carrying value of financial assets and liabilities recorded at fair value is measured on a recurring or nonrecurring basis. Financial assets and liabilities measured on a non-recurring basis are those that are adjusted to fair value when a significant event occurs.

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Related parties

The Company follows ASC 850, “Related Party Disclosures” for reporting activities with related parties. A party is considered to be related to the Company if the party directly or indirectly or through one or more intermediaries, controls, is controlled by, or is under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. A party which can significantly influence management or operating policies of the transacting parties or if it has an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests is also a related party.

Impairment of Long-Lived Assets

Long-lived assets, including intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. In such situations, long-lived assets are considered impaired when future undiscounted cash flows resulting the use of the asset and its eventual disposition are less than the asset’s carrying amount. In such situations, the asset is written down to the present value of the estimated future cash flows. Factors that are considered when evaluating long-lived assets for impairment include a current expectation that it is more likely than not that the long-lived asset will be sold significantly before the end of its useful life, a significant decrease in the market price of the long-lived asset, and a change in the extent of manner in which the long-lived asset is being used. Based on management’s assessment there were no impairments to its long-lived assets at June 30, 2026 and December 31, 2025.

Property and Equipment

Property and equipment are recorded at cost for purchases over $500 and depreciated using the straight-line method over the estimated useful lives ranging from three to ten years. The Company capitalizes direct costs associated with property and equipment in accordance with ASC 360 – Property, Plant, and Equipment. Leasehold improvements are amortized on a straight-line basis over the shorter of their useful life or the term of the related lease. Expenditures for ordinary repairs and maintenance are expensed as incurred.

Advertising

The Company expenses the cost of advertising, including promotional expenses, as incurred. Advertising expenses for the six months ended June 30, 2026 and 2025 were $1,336 and $90,696, respectively.

Research and Development

Costs related to the conceptual formulation and design of products and processes are charged to Research and Development as incurred. Development of a product is deemed complete when it is qualified through reviews and tests for performance and reliability. Subsequent to product qualification, product costs are included in cost of goods sold. Research and Development expenses for the six months ended June 30, 2026 and 2025 were $0 and $666, respectively.

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Stock-based Compensation

The Company recognizes stock-based compensation issued to employees in accordance with ASC 718 – Compensation: Stock Compensation, based on the fair value of the equity instrument in exchange for employee or consulting services and the resulting recognition of compensation expense.

Income Taxes

The Company accounts for its income taxes in accordance with FASB Codification Topic ASC 740-10, “Income Taxes”, which requires recognition of deferred tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Concentrations of Credit Risk and Financial Instruments

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash.

The Company’s cash balances are placed at financial institutions, which at times, may exceed federally insured limits. Generally, these deposits may be redeemed upon demand and, therefore, bear minimal risk. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk on cash

Basic and Diluted Loss per Share

The Company follows ASC Topic 260 to account for the earnings per share. Basic earnings per common share (“EPS”) calculations are determined by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per common share calculations are determined by dividing net income by the weighted average number of common shares and dilutive common share equivalents outstanding. During periods when common stock equivalents, if any, are anti-dilutive they are not considered in the computation.

The Company reports earnings (loss) per share in accordance with FASB Codification Topic ASC 260-10 “Earnings Per Share”, Basic earnings (loss) per share is computed by dividing income (loss) available to common shareholders by the weighted average number of common shares available. Diluted earnings (loss) per share is computed similar to basic earnings (loss) per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Diluted earnings (loss) per share has not been presented for the six months ended June 30, 2026 and 2025, respectively, since the effect of the assumed exercise of options and warrants to purchase common shares (common stock equivalents) would have an anti-dilutive effect. There are 7,992,335 and 2,924,258 additional shares issuable in connection with outstanding options, warrants, stock payable and convertible debts as of June 30, 2026 and 2025, respectively.

Recent Accounting Pronouncements

In November 2024, the FASB issued Accounting Standard Update No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”). This standard requires additional disclosures over certain expenses, including purchases of inventory, employee compensation, depreciation, intangible asset amortization, and other specific expense categories. This standard also requires disclosure of the total amount of selling expenses and the Company’s definition of selling expenses. This update is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. We are evaluating the impact this update will have on our annual disclosures; however, there was no impact our financial condition, results of operations, or cash flows.

Reclassifications of Prior Period Amounts

Certain prior period amounts have been reclassified within operating expenses to conform to the current period presentation. These changes were made to better reflect the Company’s cost structure and improve consistency in financial reporting. The reclassifications had no effect on previously reported total operating expenses, net income (loss), total assets, or shareholders’ equity.

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3.	BUSINESS SEGMENT INFORMATION

Our flagship product, The Alternative®, is currently the only offering in our reportable segment focused on less-lethal technologies. This segment encompasses all of the Company’s global efforts in promoting and selling The Alternative® to domestic and international professional markets, including law enforcement, military, and private security end users.

This is a niche market that offers various tools and options for law enforcement, military, and security personnel to deploy types of ammunition designed to temporarily incapacitate, stun, or cause temporary discomfort without penetrating the body. Our product stands out as the only less-lethal technology available that can be carried by officers, allowing them to instantly and temporarily convert their service weapon into a less-lethal kinetic device without the need to transition to a completely separate platform.

The accounting policies for the less-lethal technologies segment align with those outlined in the summary of significant accounting policies. The Chief Executive Officer is the Chief Operating Decision Maker (“CODM”) and assesses the performance of this segment and allocates resources based on net income, which is reflected in the income statement as total income. The measure of segment assets is represented as total assets on the balance sheet.

The CODM evaluates the income generated from segment assets, known as return on assets, using net income. This information assists the CODM in deciding whether to reinvest profits into the less lethal technologies segment or allocate resources to other areas of the business, such as acquisitions or dividend payments.

Net income is also utilized to monitor the difference between budgeted and actual results, offering insights into financial performance and guiding any necessary corrective actions. Additionally, the CODM employs net income for competitive analysis by comparing the performance of the less lethal technologies segment against competitors.

This combination of competitive analysis and budget-to-actual monitoring is crucial for assessing the segment’s performance and determining management compensation.

The company does not engage in any intra-entity sales or transfers.

The Company has identified one reportable segment: the less lethal technologies segment. The less lethal technologies segment primarily generates revenue in North America, and the company manages its sole product sales and associated expenses on a total basis.

4.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

As of June 30, 2026, prepaid expenses and other current assets primarily consist of accounts receivable of $4,440, prepaid insurance of $9,178, prepaid consulting fees of $104,167, and prepaid subscription of $3,357.

As of December 31, 2025, prepaid expenses and other current assets consist of accounts receivable of $5,578, prepaid insurance of $6,915 and a lease deposit of $10,956

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5.	PROPERTY AND EQUIPMENT, NET

Property and equipment comprise of the following:

	June 30, 2026	December 31, 2025	Estimated Useful Lives
Tooling and molds	$86,711	$86,711	10 years
Computer equipment	10,956	10,956	3 years
Furniture and fixtures	2,844	2,844	5 years
	100,511	100,511
Less accumulated deprecation	(96,886)	(95,433)
Total property and equipment, net	$3,625	$5,078

Depreciation expense for the six months ended June 30, 2026 and 2025 was $1,452 and $1,926, respectively.

6.	LEASES

On May 29, 2026 the company entered into a one-year lease for an office space in Las Vegas, NV, at $2,152 a month for the term August 1, 2026-July 31, 2027.

7.	CONVERTIBLE NOTES

The Company has the following notes outstanding:

	June 30, 2026	December 31, 2025
Note payable, 18% interest, due December 31, 2025	$1,000,000	$1,000,000
Note payable, 18% interest, due December 31, 2025	500,000	500,000
Note payable, 18% interest, due April 22, 2026	300,000	300,000
Note payable, 18% interest, due October 29, 2026	50,000	-
Note payable, 18% interest, due November 2, 2026	50,000	-
Note payable, 12% interest, due March 13, 2027	550,000	-
Note payable, 10% interest, due June 26, 2027	55,000	-
Note payable, 10% interest, due June 26, 2027	55,000	-
Discount on notes payable	(575,972)	(72,367)
Convertible notes payable (net of discount)	$1,984,028	$1,727,633

On August 2, 2024, the Company issued a convertible promissory note with a principal amount of $1,000,000. As amended on July 22, 2025 and September 2, 2025, the notes bear interest at a rate of 18% per annum and the maturity date was modified to December 31, 2025, respectively. The amendment on July 22, 2025 modified the conversion rate to 50% discount of a Qualified Offering Price. Also, the amendment modified the exercise price of the warrants issued with these convertible notes to the lower of (i) $5.00 per share or (ii) 50% discount to the Qualified Offering Price The proceeds received were allocated between the convertible note and warrants on a relative fair value basis. From the initial agreement and the amendments, the aggregate estimated value of the warrants, using the Black-Scholes Pricing Model, based on a weighted average volatility rate of 70.2% and a weighted average call option value of $1.282, was $1,281,598. The warrants resulted in a debt discount of $248,732, which was fully amortized by the end of 2025 using a straight-line method, which approximates the effective interest method.

On January 28, 2025 the Company issued a convertible promissory note with a principal amount of $500,000. As amended on July 22, 2025 and September 2, 2025, the notes bear interest at a rate of 18% per annum and the maturity date was modified to December 31, 2025, respectively. Furthermore, the amendment on July 22, 2025 modified the conversion rate to 50% discount of a Qualified Offering Price. Also, the amendment modified the exercise price of the warrants issued with these convertible notes to the lower of (i) $5.00 per share or (ii) 50% discount to the Qualified Offering Price. The proceeds received were allocated between the convertible note and warrants on a relative fair value basis. The aggregate estimated value of the warrants using the Black-Scholes Pricing Model, based on a weighted average volatility rate of 70.2% and a weighted average call option value of $1.295, was $647,408. The warrants resulted in a debt discount of $282,118, which was fully amortized during 2025 using the straight-line method, which approximates the effective interest method.

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On July 22, 2025 the Company issued a convertible note in the amount of $300,000. The note bears interest at 18% and matures on April 22, 2026. The principal balance and accrued interest are convertible at a conversion price equal to the lower of (i) a 50% discount to the Qualified Offering Price and (ii) any conversion price offered to other noteholders on notes issued subsequent to the date of this convertible note. In connection with the note the company issued warrants convertible to 60,000 shares of common stock. The exercise price of the warrants issued with these convertible notes to the lower of (i) $5.00 per share or (ii) 50% discount to the Qualified Offering Price. The proceeds received were allocated between the convertible note and warrants on a relative fair value basis. The aggregate estimated value of the warrants using the Black-Scholes Pricing Model, based on a weighted average volatility rate of 71.5% and a weighted average call option value of $1.492, was $447,544. The warrants resulted in a debt discount of $179,606.

On January 29,2026 the Company issued a convertible note in the amount of $50,000. The note bears interest at 18% and matures on October 29, 2026. The principal balance and accrued interest are convertible at a conversion price of $1.00. In connection with the note the company issued warrants convertible to 50,000 shares of common stock. The exercise price of the warrants issued with this convertible is $1.00 per share. The proceeds received were allocated between the convertible note and warrants on a relative fair value basis. The aggregate estimated value of the warrants using the Black-Scholes Pricing Model, based on a weighted average volatility rate of 70.5% and a weighted average call option value of $1.483, was $74,158. The warrants resulted in a debt discount of $29,864.

On February 2, 2026 the Company issued a convertible note in the amount of $50,000. The note bears interest at 18% and matures on November 2, 2026. The principal balance and accrued interest are convertible at a conversion price of $1.00. In connection with the note the company issued warrants convertible to 50,000 shares of common stock. The exercise price of the warrants issued with this convertible is $1.00 per share. The proceeds received were allocated between the convertible note and warrants on a relative fair value basis. The aggregate estimated value of the warrants using the Black-Scholes Pricing Model, based on a weighted average volatility rate of 70.5% and a weighted average call option value of $1.483, was $74,162. The warrants resulted in a debt discount of $26,865.

On March 13, 2026, the Company issued a secured convertible promissory note with a principal amount of $550,000 for gross proceeds of $500,000, reflecting an original issue discount of $50,000. The note bears interest at 12% per annum and matures on March 13, 2027. The outstanding principal and accrued interest are convertible into shares of the Company’s common stock at a conversion price equal to a 35% discount to the market price at the time of conversion. In connection with the issuance of the note, the Company agreed to issue warrants to purchase up to 166,667 shares of common stock at an exercise price of $5.00 per share. Based on the terms of the secured convertible promissory and warrants, the Company recorded derivative liabilities related to both instruments. As noted below, on June 26, 2026, the Company issued additional convertible promissory notes containing terms that, pursuant to the warrant agreement, resulted in an adjustment to the exercise price of the warrants issued in connection with the March 13, 2026 note from $5.00 per share to $0.05 per share. In addition, the Company paid $30,000 of debt issuance costs related to due diligence and legal fees of the lender.

On June 26, 2026, the Company issued a convertible grid promissory note with an aggregate principal amount of $550,000 for gross proceeds of $500,000, reflecting an original issue discount of $50,000. The note bears interest at 10% per annum. The outstanding principal and accrued interest are convertible into shares of the Company’s common stock at a conversion price equal to the lesser of (i) $0.05 and (ii) 65% of the average of the lowest intraday trading prices during the 10 (ten) days prior to the day that the lender requests conversion. Based on the terms of the convertible grid promissory note, the Company recorded a derivative liability related to the instrument. As of June 30, 2026, $55,000 was outstanding of this promissory note.

On June 26, 2026, the Company issued another convertible grid promissory note with an aggregate principal amount of $550,000 for gross proceeds of $500,000, reflecting an original issue discount of $50,000. The note bears interest at 10% per annum. The outstanding principal and accrued interest are convertible into shares of the Company’s common stock at a conversion price equal to the lesser of (i) $0.05 and (ii) 65% of the average of the lowest intraday trading prices during the 10 (ten) days prior to the day that the lender requests conversion. Based on the terms of the convertible grid promissory note, the Company recorded a derivative liability related to the instrument. As of June 30, 2026, $55,000 was outstanding of this promissory note.

The aggregate debt discounts from the derivative liabilities and warrants, original issue discounts and debit issuance costs of $575,972, as of June 30, 2026, are being amortized over the life of the loan using the effective interest method.

Interest expense and accrued interest associated with these convertible notes for the six months ended June 30, 2026 was $201,817 and $389,317, respectively. Interest expense and accrued interest associated with convertible notes for the twelve months ended December 31, 2025 was $358,545 and $305,115, respectively.

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8.	EMBEDDED DERIVATIVE LIABILITIES

A. Nature of Derivative Liabilities

In connection with financings completed during the six months ended June 30, 2026, the Company issued the following instruments that are accounted for as derivative liabilities under ASC 815, Derivatives and Hedging:

●	A common stock purchase warrant issued on March 13, 2026, exercisable for 166,667 shares of common stock at an initial exercise price of $5.00 per share, expiring March 13, 2031,

●	An embedded conversion feature within a secured convertible promissory note issued on March 13, 2026, in the original principal amount of $550,000, and

●	An embedded conversion feature within two separate secured convertible promissory notes issued on June 26, 2026. As of June 30, 2026, $110,000.00 had been funded and was outstanding under these separate convertible promissory notes; accordingly, the recognized host debt and related derivative measurements reflect only the funded amounts.

The Company concluded that warrant did not qualify for equity classification under ASC 815-40 and that the embedded conversion features in the promissory notes required bifurcation from their respective debt hosts under ASC 815-15. Accordingly, the warrant is presented as a standalone derivative liability and the bifurcated conversion features are presented as embedded derivative liabilities. These liabilities are measured at fair value at each reporting date, with changes in fair value recognized in current-period earnings in accordance with ASC 815.

B. Balance Sheet Presentation

The following rollforward presents the fair value of derivative liabilities recorded on the Company’s balance sheet as of June 30, 2026:

Balance, December 31, 2025	$-
Additions:
Embedded derivative liabilities – convertible promissory notes	$1,532,480
Embedded derivative liabilities – warrant	$743,655
Conversions	$-
Balance, June 30, 2026	$2,276,135

Derivative liabilities are presented as current or noncurrent based on the contractual settlement provisions of the underlying instruments and the applicable balance-sheet classification guidance. The Company does not offset derivative assets and liabilities.

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9.	CONVERTIBLE NOTES PAYABLE TO RELATED PARTIES

The company had the following convertible notes payable related party outstanding:

	June 30, 2026	December 31, 2025
Related Party convertible Note payable, due March 29, 2027	$1,000,000	$1,000,000
Related Party convertible Note payable, 15% interest, due January 2, 2026	25,000	25,000
Related Party convertible Note payable, 15% interest, due May 14, 2026	15,000	15,000
Related Party convertible Note payable, 15% interest, due July 14, 2026	10,000	-
	$1,050,000	$1,040,000

On March 29, 2022, the Company issued a convertible promissory note with a principal amount of $1,000,000. The note bore an interest at a rate of 15% per annum and matured on March 29, 2024. The notes and accrued interest are convertible at the option of the noteholder at $1.00 per share but will mandatorily convert to common stock at the same price upon an up list to a national exchange and will have piggyback registration rights to register the shares of common stock underlying the conversion of the notes. In 2023, the company agreed to extend the term of the promissory note until March 29, 2025, at the same rate of interest. As consideration for the extension, the Company issued 2,000,000 shares on 17-month warrants exercisable at $0.125 per share. On March 29, 2024, the Company extended the term of the $1,000,000 promissory note until March 29, 2025, at the same rate of interest. In August, 2024, the Company issued 300,000 shares of its common stock valued at $3,000,000 to settle interest on the debt payable in the amount of $300,000.

On May 21, 2025, the Company extended the term of the $1,000,000 promissory note until March 29, 2027. In exchange for the extension and for no interest to accrue over the extended term, the Company issued 2,400,000 shares of common stock valued at $24,000,000, which is recorded as related party stock compensation expense in general and administrative expenses

Related Party interest expense and accrued interest for the six months ended June 30, 2026 were $0 and $0, respectively. Related Party interest expense and accrued interest in connection with these notes for the year ended December 31, 2025 was $0 and $0, respectively.

As the Related Party convertible promissory note does not accrue interest, imputed interest was calculated and for the six months ended June 30, 2026 and 2025 it was $135,339 and $116,596, respectively.

On July 2, 2025, November 14, 2025 and January 14, 2026, the Company issued convertible notes in the amounts of $25,000, $15,000 and $10,000, respectively, to another related party. The notes bear interest at 15% per annum The principal balance and accrued interest are convertible at a conversion price equal to the lower of (i) a 50% discount to the Qualified Offering Price and (ii) any conversion price offered to other noteholders on notes issued subsequent to the date of this convertible note. Interest expense and accrued interest associated with these convertible notes for the six months ended June 30, 2026 was $3,662 and $5,821, respectively.

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10.	STOCKHOLDERS’ EQUITY

Overview

The Company is authorized to issue up to 50,000,000 shares of common stock with a par value of $0.001. The Company is also authorized to issue 400,000 and 400,000 shares of preferred stock and Series A preferred stock with a par value of $0.001, respectively.

As of June 30, 2026 and December 31, 2025, there were 32,053,784 and 31,776,245 shares of common stock issued and outstanding, respectively.

As of June 30, 2026 and December 31, 2025, there were 400,000 shares of Series A Preferred stock issued and outstanding.

Stock Warrants

On August 2, 2024, the company issued 200,000 shares on 5-year warrants exercisable at $10.00 per share as consideration for a note payable of $1,000,000. On July 22, 2025, the exercise price was amended to the lower of (i) $5.00 per share or (ii) 50% discount to the Qualified Offering Price.

On January 21, 2025, the company extended 200,0000 share terms on the 5-year warrants issued on August 2, 2024 to January 21, 2030.

On January 28, 2025, the company issued 100,000 shares on 5-year warrants exercisable at $10.00 per share as consideration for a note payable of $500,000. On July 22, 2025 the exercise price was amended to the lower of (i) $5.00 per share or (ii) 50% discount to the Qualified Offering Price.

On July 22, 2025, the company issued 60,000 shares on 5-year warrants exercisable at lower of (i) $5.00 per share or (ii) 50% discount to the Qualified Offering Price per share as consideration for a note payable of $300,000.

On January 29, 2026, the company issued 50,000 shares on 5-year warrants exercisable at $1.00 per share as consideration for a note payable of $50,000.

On February 2, 2026, the company issued 50,000 shares on 5-year warrants exercisable at $1.00 per share as consideration for a note payable of $50,000.

On March 13, 2026, the company issued 166,667 shares on 5-year warrants exercisable at $5.00 per share as consideration for a note payable of $550,000.

The fair value of each warrant grant is estimated on the date of grant recognizing share-based compensation expense over the vesting period based on the estimated number of equity instruments expected to vest and uses Plain Vanilla for calculating the expected terms of options, using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants under the fixed option plan:

	June 30, 2026	December 31, 2025

Average risk-free interest rates	3.80-4.19%	3.88-3.91%
Average expected life (in years)	5.0	4.5-5.0
Volatility	70.0-71.3%	70.2-71.5%

The following is a summary of activity of outstanding common stock warrants:

	Number of Shares	Weighted Average Exercise Price
Balance, December 31, 2025	360,000	$5.00
Warrants expired	-	$-
Warrants Converted into stock	-	$-
Warrants granted and assumed	266,667	$3.50
Balance, June 30, 2026	626,667	$4.36

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Stock Options

On September 20, 2024, the Company granted options to four members of the board of directors. The options expire ten years following issuance and have an exercise price of $10.00. The options vest quarterly and have a total fair value of $102,700. The Company valued the options using the Black-Scholes model with the following key assumptions: fair value stock price, $10.00, Exercise price, $10.00, Term 10 years, Expected term 5 years, Volatility 73%, and Discount rate 3.43% and a dividend yield of 0%.

On September 20, 2024, the Company granted options to a member of the board of directors. The options expire five years following issuance and have an exercise price of $11.00. The options vest quarterly and have a total fair value of $16,990. The Company valued the options using the Black-Scholes model with the following key assumptions: fair value stock price, $10.00, Exercise price, $11.00, Term 5 years, Expected term 3.0 years, Volatility 64%, and Discount rate 3.42% and a dividend yield of 0%.

The following is a summary of activity of common stock options:

	Number of Shares	Weighted Average Exercise Price
Balance, December 31, 2025	20,000	$10.20
Options expired	-	$-
Options granted	-	$-
Balance, June 30, 2025	20,000	$10.20

Series A Preferred Stock

On September 10, 2020, the Board of Directors approved the designation of a class of preferred stock “Series A Preferred Stock” consisting of 2,000,000 shares, par value $0.001.

On September 10, 2020, the Company issued 400,000 shares of Preferred Stock to its CEO as founder shares.

Under the Certificate of Designation, holders of the Series A Preferred Stock are entitled to vote together with the holders of the Company’s common stock on all matters submitted to shareholders at a rate of one hundred (100) votes for each share held. The formal designation was filed on September 30, 2022.

As of June 30, 2026 and December 31, 2025, there were 400,000 shares of preferred stock issued and outstanding.

Common Stock

During the year ended December 31, 2025, the Company issued 2,400,000 shares valued at $24,000,000 to a related party to extend the maturity date on convertible promissory notes of $1,000,000.

During the year ended December 31, 2025, the Company issued 876,700 shares valued at $8,767,000 for service, which is based on the price the Company raised capital during the year.

During the year ended December 31, 2025, the Company issued 547,887 shares valued at $5,478,872 for conversion of deferred compensation, which is based on the price the Company raised capital during the year. As a result of this conversion, the shares were issued at a price of $0.25 per share, which was below the estimated fair value of $2.00 per share at the time of conversion. Accordingly, the Company recognized a loss of approximately $4.8 million related to this transaction.

On January 29, 2026, the Company issued 250,000 shares of common stock valued at $500,000 in exchange for consulting services. The fair value of the shares was determined based on the price per share in a recent capital-raising transaction completed by the Company shortly before the issuance date.

On April 29, 2026, the Company issued 24,039 shares valued at $62,500 for investor relations services. The value of the shares was based on the Company’s stock price of $2.60 per share as of April 29, 2026, the effective date of the investor relations services agreement.

During the six months ended June 30, 2026, the Company issued 3,500 shares for cash proceeds of $7,000.

On June 30, 2026, the Company entered into a Stock Purchase Agreement for up to $15 million for a term of 36 months from the date in which a Registration Statement has been declared effective by the Securities and Exchange Commission and all other conditions to the investors obligations to purchase common stock. As of June 30, 2026 no stock has been issued under this Stock Purchase Agreement.

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Subscriptions payable

During the year ended December 31, 2025, the Company accrued $50,000 in stock payable for services, based on the terms of the advisory agreements under which the services were provided.

During the six months ended June 30, 2026, the Company accrued $50,000 in stock payable for services, based on the terms of the advisory agreements under which the services were provided.

11.	INCOME TAXES

The provision for income taxes consists of U.S. federal and state income taxes in jurisdictions in which the Company operates. The effective tax rate for the six months ended June 30, 2026 and 2025 was 0% for both periods.

The Company recognizes interest and penalties related to uncertain tax positions in general and administrative expense. As of June 30, 2026 and December 31, 2025 the Company has no unrecognized uncertain tax positions, including interest and penalties.

12.	COMMITMENTS AND CONTIGENCIES

The Company’s commitments are disclosed in other footnotes to the financial statements.

13.	SUBSEQUENT EVENTS

Issuance of Convertible Note and Warrant

On August 19, 2026, the Company issued a secured convertible promissory note with a principal amount of $165,000 for gross proceeds of $150,000, reflecting an original issue discount of $15,000. The note bears interest at 12% per annum and matures on August 19, 2027. The outstanding principal and accrued interest are convertible into shares of the Company’s common stock at a conversion price equal to a 35% discount to the market price at the time of conversion. In connection with the issuance of the note, the Company agreed to issue warrants to purchase up to 166,667 shares of common stock at an exercise price of $5.00 per share. In addition, the Company paid $10,000 of debt issuance costs related to due diligence and legal fees of the lender.

Increase in Authorized Common Stock

On September 10, 2026, the Company’s board of directors approved for the Company to amend its Articles of Incorporation to increase the number of authorized shares of common stock from 50,000,000 shares to 200,000,000 shares. This was approved by the Company’s stockholders on September 14, 2026 and the charter amendment was declared effective by the Nevada Secretary of State on September 15, 2026.

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Item 4.	Exhibits

Exhibit		Description
2.1	*	Articles of Incorporation of the Registrant filed with the Nevada Secretary of State on August 27, 2020
2.2	*	Certificate of Amendment to Articles of Incorporation of the Registrant filed with the Nevada Secretary of State on July 8, 2021
2.3	*	Certificate of Designation of the Registrant filed with the Nevada Secretary of State on July 12, 2021
2.4	*	Certificate of Amendment to Articles of Incorporation of the Registrant filed with the Nevada Secretary of State on July 18, 2022
2.5	*	Certificate of Amendment to Certificate of Designation of the Registrant filed with the Nevada Secretary of State on September 30, 2022
2.6	*	Bylaws of the Registrant
2.7	*	Certificate of Charter Amendment, dated August 4, 2025
2.8	*	Certificate of Designation Amendment, dated August 8, 2025
2.9	**	Certificate of Amendment to Certificate of Designation of the Registrant filed with the Nevada Secretary of State on September 15, 2026
2.10	**	Certificate of Charter Amendment, dated September 14, 2026
3.1	†*	2021 Omnibus Equity Compensation Plan of the Registrant
6.1	†*	A&R Executive Employment Agreement between the Registrant and Steven Luna dated August 24, 2021
6.2	†*	A&R Executive Employment Agreement between the Registrant and Jason LeBlanc dated August 24, 2021
6.3	†*	A&R Executive Employment Agreement between the Registrant and Richard Nagle dated August 24, 2022
6.4	†*	A&R Executive Employment Agreement between the Registrant and Vanessa Luna dated August 24, 2022
6.5	*	Form of Advisory Agreement
6.6	*	Lease Agreement between the Registrant and Premier Workspaces dated May 17, 2023
6.7	*	Agreement with Issuance, Inc. dated November 17, 2023
6.8	*	Agreement with GrowthTurbine dated January 30, 2024
6.9	*	2025 Executive Employment Agreement with Steven Luna, dated May 1, 2025
6.10	*	2025 Executive Employment Agreement with Vanessa Luna, dated May 1, 2025
6.11	*	2025 Executive Employment Agreement with Jason LeBlanc, dated May 1, 2025
6.12	*	Addendum To Director Agreement with Bruce Culver, dated June 25, 2025
6.13	*	Addendum To Director Agreement with Bruce Amaro, dated June 25, 2025
6.14	*	Restricted Common Stock Award Agreement with Cuento LLC, dated January 1, 2025
6.15	*	Amended And Restated Warrant Agreement with Solyco CAC LLC, dated January 21, 2025
6.16	*	Third Amendment To Convertible Promissory Note Sky Financial & Intelligence, LLC, dated May 21, 2025
6.17	*	Bridge Loan Offering Documents with Vanessa Luna, dated July 2, 2025
6.18	*	Bridge Loan Offering Documents with Solyco CAC LLC, dated July 22, 2025
6.19	*	Omnibus Amendment No. 1 to Bridge Loan Documents with Solyco CAC LLC, dated July 22, 2025
6.20	*	Omnibus Amendment No. 2 to Bridge Loan Documents with Solyco CAC LLC, dated July 22, 2025
6.21	*	Omnibus Amendment No. 1 to Bridge Loan Documents with Solyco CAC LLC, dated September 2, 2025
6.22	*	Omnibus Amendment No. 2 to Bridge Loan Documents with Solyco CAC LLC, dated September 2, 2025
6.23	**	Bridge Loan Offering Documents with Luna Consultant Group, dated November 14, 2025
6.24	**	Bridge Loan Offering Documents with Luna Consultant Group, dated January 14, 2026
6.25	**	Bridge Loan Offering Documents with Michael Breede, dated January 29, 2026
6.26	**	Bridge Loan Offering Documents with Katinger Family Trust, a Revocable Trust, dated February 2, 2026
6.27	**	Consulting Services Agreement with Aries Capital dated January 26, 2026
6.28	**	Secured Promissory Note with Lendspark Corporation, dated March 13, 2026
6.29	**	Secured Agreement with Lendspark Corporation, dated March 13, 2026
6.30	**	Securities Purchase Agreement with Lendspark Corporation, dated March 13, 2026
6.31	**	Common Stock Purchase Warrant with Lendspark Corporation, dated March 13, 2026
6.32	**	Amendment No. 1 to Securities Purchase Agreement with Lendspark Corporation, dated March 17, 2026
6.33	**	Common Stock Purchase Agreement with Keystone Capital Partners, LLC, dated June 30, 2026
6.34	**	Convertible GRID Promissory Note with Keystone Capital Partners, LLC, dated June 26, 2026
6.35	**	Registration Rights Agreement with Keystone Capital Partners, LLC, dated June 30, 2026
6.36	**	Convertible GRID Promissory Note with Pinz Capital Special Opportunities Fund, LP, dated June 26, 2026
6.37	**	Secured Promissory Note with Liberty Funding LLC, dated August 19, 2026
6.38	**	Secured Agreement with Liberty Funding LLC, dated August 19, 2026
6.39	**	Securities Purchase Agreement with Liberty Funding LLC, dated August 19, 2026
6.40	**	Common Stock Purchase Warrant with Liberty Funding LLC, dated August 19, 2026

†	Indicates management contract or compensatory plan
*	Previously filed
**	Filed herewith

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTERNATIVE BALLISTICS CORPORATION

By:	/s/ Steven Luna
Steven Luna
Chief Executive Officer (Principal Executive Officer)

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Steven Luna	Chief Executive Officer	October 2, 2026
Steven Luna	(Principal Executive Officer)

/s/ John Lomoro	Chief Financial Officer	October 2, 2026
John Lomoro	(Principal Financial Officer and Principal Accounting Officer)

/s/ Jason LeBlanc	Chief Operations Officer and Director	October 2, 2026
Jason LeBlanc

/s/ Vanessa Luna	Executive Vice President and Chairman of the	October 2, 2026
Vanessa Luna	Board

/s/ Bruce Culver
Bruce Culver	Director	October 2, 2026

/s/ Bruce Amaro
Bruce Amaro	Director	October 2, 2026

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